Exhibit 99.1

One of the Largest Global Life Insurers Selects Sapiens Insurance Platform for Life and Pensions to Drive Digital Transformation for its Czech Republic Business

Sapiens’ cloud-driven solutions modernises insurer’s operations

Rochelle Park, NJ, May 6, 2025 — Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that one of the largest global life insurers, has selected Sapiens Insurance Platform, a fully integrated suite of solutions, including Sapiens CoreSuite for Life & Pensions, DigitalSuite, DataSuite, and Cloud Services to modernise its core insurance processes and accelerate its growth strategy in the Czech Republic.

The insurer was seeking to replace its legacy platform with an innovative core system that would empower the company to integrate new technologies and expand functionalities as it scales. Sapiens’ robust, cloud-based digital platform will optimise efficiency, simplify policy and claims management, and improve digital engagement for both customers and distributors. The solution will enable faster delivery of new products to market, and enhance claims management, data analytics, and reporting to support strategic decision-making.

Sapiens was selected for its breadth of functionality and reputation as a market leader, reinforced by Sapiens’ analyst recognition and existing collaboration with an Australian affiliate of the insurer.

“We are proud to partner with this leading insurer to support their digital transformation journey,” said Roni Al-Dor, President and CEO of Sapiens. “By leveraging Sapiens’ SaaS solutions, the client will be well-positioned to expand its capabilities and enhance customer experiences. This collaboration further strengthens Sapiens’ presence in Central and Eastern Europe, reinforcing our commitment to delivering innovative insurance solutions worldwide.”

Sapiens CoreSuite for Life & Pensions is an end-to-end, cloud-native solution with enhanced digital capabilities for the management of both individual and group life and pension products as well as investments and voluntary benefits.

Sapiens DigitalSuite is a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to empower insurers to expedite product launches and minimise costs of digital operations.

Sapiens DataSuite is a data management solution that empowers insurers to produce actionable insights and maximise the value of their data resulting in smarter decision making. DataSuite is a modular, highly innovative, business intelligence solution designed specifically for insurance markets.

Sapiens Cloud Services support business growth with elastic scaling and a holistic offering of value-added cloud services that provides all operations and application management services under one roof.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.   For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com